                                            Filed by United Parcel Service, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                           Subject Company: Fritz Companies, Inc
                                                    Commission File No.: 0-20548


ON JANUARY 10, 2001, UNITED PARCEL SERVICE, INC. ISSUED THE FOLLOWING PRESS
RELEASE:


FOR IMMEDIATE RELEASE      Contacts: Norman Black, Public Relations - UPS
                                     404-828-7593
                                     Kurt Kuehn, Investor Relations - UPS
                                     404-828-6977
                                     Graeme Stewart, Investor Relations - Fritz
                                     415-538-0444

                      UPS TO ACQUIRE FRITZ COMPANIES, INC.
                    FOR $450 MILLION IN CLASS B COMMON STOCK

                  ACQUISITION WILL DRIVE SIGNIFICANT EXPANSION

                         BY UPS INTO FREIGHT FORWARDING


         ATLANTA and SAN FRANCISCO -- Jan. 10, 2001 - UPS (NYSE: UPS) and Fritz Companies, Inc. (NASDAQ: FRTZ) today jointly announced that UPS has agreed to acquire Fritz for approximately $450 million in UPS Class B common stock.

         Fritz is one of the world's leading freight forwarding, customs brokerage and logistics concerns, with $1.6 billion in gross revenue in its most recent fiscal year.

         The acquisition will allow UPS to offer a broad, integrated portfolio of services for moving everything from small packages to heavy freight, by any mode of transport, anywhere in the world. Freight forwarding, customs brokerage and logistics customers of Fritz will gain easier access to global supply chain management, service parts logistics and financial offerings through UPS.

         The acquisition is structured as a tax-free, stock-for-stock merger in which Fritz shareholders will receive UPS Class B common stock in exchange for their Fritz common stock. Each share of Fritz common stock will be exchanged for
0.200 shares of UPS Class B common stock, for a total issuance of approximately
7.4 million shares of UPS Class B common stock. The transaction is valued at approximately $450 million based on yesterday's closing price.

         UPS expects to complete the transaction during the second quarter of 2001. It will be the first UPS stock acquisition since UPS's initial public offering in November 1999. The transaction is subject to customary closing conditions, including approval by Fritz shareholders and regulatory clearance. Fritz Chairman and CEO Lynn C. Fritz, who holds approximately 36% of the outstanding shares of the company, has entered into an agreement to vote the shares he controls in favor of the merger.

                                    - more -
2-2-2

         "This acquisition enhances UPS's strategy by providing comprehensive solutions across the supply chain at any point our customers desire, moving goods of any size, by any mode, anywhere in the world," said Joe Pyne, UPS senior vice president for corporate development. "This expands our flexibility to offer a broader portfolio of services, including air, ground and ocean freight, to our global customer base."

         Fritz was founded in 1933 and has grown over the past six decades into a forwarding, customs brokerage and logistics concern with significant operations in every region of the world. While such firms often go unnoticed by the general consumer, they play a crucial role in facilitating trade around the world. Freight forwarders play a key coordination role of arranging for the movement of goods either by ship, plane, rail or truck on a global basis.

         Fritz currently owns and operates 400 facilities in more than 120 countries around the world and has over 10,000 employees globally. In addition to its forwarding, customs brokerage and logistics services, the company offers a range of intermodal transfer services, duty drawback options, consulting on tax, trade and tariff matters, market research and training services.

         Fritz reported gross revenues of $1.6 billion and net revenues of $619.3 million during its latest fiscal year ended May 31. Net income for the year totaled $17.4 million. Approximately 28% of Fritz's net revenue was generated from air freight forwarding; 21% from ocean freight forwarding; 30% from customs brokerage operations, and 21% from logistics services. Fritz's customers include some of the world's most recognized brands across a broad range of industries, including mass retailing, computer retail and services, telecommunications and pharmaceuticals.

         "We are very excited about the powerful combination that UPS and Fritz will create, and I believe the decision to join the UPS team is the best for the growth and development of this business," said Lynn Fritz. "We have grown into an industry force over the past 67 years, but we can do even more with UPS's systems, network and vision of enabling global commerce."

         UPS, the world's largest express carrier and largest package delivery company, already operates in the freight forwarding and customs brokerage arenas through a number of subsidiaries. The acquisition of Fritz signals UPS's intent to expand that business in order to provide its customers with solutions across the supply chain.

                                    - more -

3-3-3

         The transaction is expected to be non-dilutive to UPS earnings per share in 2001, as UPS integrates the Fritz operations into its network and begins to work toward the substantial synergies inherent in this strategic acquisition. In 2002, UPS expects to achieve modest EPS accretion from the transaction.

         "This will be a powerful combination, offering single accountability to our customers," said Pyne. "We foresee a tremendous value proposition, offering a portfolio ranging from small package to air, ocean and ground freight, logistics, brokerage and financial services."

         UPS is the world's largest express carrier and largest package delivery company, serving more than 200 countries and territories around the world. Headquartered in Atlanta, Ga., the company is located on the Web at http://www.ups.com.

                                      # # #

ADVISORIES:
         EXECUTIVES OF UPS AND THE FRITZ COMPANIES WILL HOLD AN ANALYST CONFERENCE CALL TO DISCUSS THIS TRANSACTION AT 1:30 P.M. ON WEDNESDAY, JAN. 10, 2001. THIS CONFERENCE CALL ALSO WILL BE WEBCAST AND CAN BE HEARD AT EITHER WWW.UPS.COM OR WWW.FRITZ.COM.
         ADDITIONAL INFORMATION ON THE TRANSACTION IS AVAILABLE ON THE WEB AT WWW.UPS.COM, BY CLICKING UPS INVESTOR RELATIONS.

         Except for historical information contained herein, the statements made in this release constitute forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements include statements regarding the intent, belief or current expectations of UPS and its management regarding the company's strategic directions, prospects and future results, as well as statements relating to regulatory approvals required in connection with the proposed transaction, the prospects and financial condition of the combined operations of UPS and Fritz, the ability of the parties to successfully consummate the transaction and integrate the operations of the combined enterprises and other statements relating to future events and financial performance. Such forward-looking statements involve certain risks and uncertainties. Important factors may cause actual results to differ materially from those contained in forward-looking statements. These include the failure of the proposed transaction to be completed for any reason, the competitive environment in which UPS operates, economic and other conditions in the markets in which UPS operates, strikes, work stoppages and slowdowns, governmental regulation, increases in aviation and motor fuel prices, cyclical and seasonal fluctuations in operating results and other risks discussed in filings that UPS has made with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the fiscal year ended December 31, 1999, which discussions are incorporated herein by reference.

         UPS and Fritz will be filing a joint proxy statement/ prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission. THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION, AND WE URGE INVESTORS TO READ THEM. Investors will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. PLEASE READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

================================================================================

ON JANUARY 10, 2001, UPS DISTRIBUTED THE FOLLOWING DOCUMENT TO CERTAIN UPS PERSONNEL TO ASSIST THEM IN ANSWERING QUESTIONS ABOUT THE PROPOSED TRANSACTION WITH FRITZ COMPANIES, INC.:

                            Q&A for Fritz Acquisition

                               01/10/2001 12:58 PM

                           ORDERED BY QUESTION NUMBER


WHY DID UPS DECIDE TO ACQUIRE FRITZ?
1. The acquisition of Fritz is a continuation of UPS's strategy by adding another critical component to our participation in the global supply chain
         - One of UPS's strengths is its integrated portfolio of services. The addition of Fritz will enable UPS to offer an even broader portfolio of services, which will include freight forwarding, air, ground, and ocean freight, plus extensive global brokerage capabilities. The synergies of what UPS and Fritz, combined, can create will provide an end-to-end supply chain solution that we believe has tremendous value to customers.
         -        This gives UPS added control and flexibility globally.
         - These services, when combined with package delivery, UPS Capital and UPS Logistics Group provide what we believe is an unparalleled solution for customers.
         - This is another step in fulfilling our strategy of building additional competencies in the integration of goods, information, and funds.

      - In fulfilling this strategy, UPS was looking for a company with:
                  -        A long reputation for high-quality service
                  -        A brand that is well-known in the industry
                  -        A diverse product portfolio
                  -        Strong operational capabilities
                  -        Global reach

                  - Ability to leverage our existing small package and logistics capabilities

WHAT TYPES OF CHALLENGES WILL THE INTEGRATION OF THESE TWO COMPANIES PRESENT? HOW ARE YOU GOING TO HANDLE THOSE?

1A. As with any acquisition, there will be issues that have to be addressed. We already have an integration team in place to manage the operational and other issues that we know will have to be addressed.

ARE THERE ANY POTENTIAL ROADBLOCKS TO THE DEAL? WHAT REGULATORY APPROVALS ARE REQUIRED, IF ANY?
2. We don't anticipate any significant problems. There are several steps involved. The shareholders of Fritz will have to approve the transaction and the acquisition is subject to review under Hart-Scott-Rodino, as well as other, customary regulatory approvals. The proxy statement/registration statement will be filed with the SEC and will be mailed to Fritz's shareowners in the near future.

WHO ARE THE SHAREOWNERS OF FRITZ?
3A. Lynn Fritz, the son of the founder, owns about 36 percent of the outstanding shares and institutional shareowners and others own the rest.

WHO WILL RUN THE BUSINESS AFTER THE ACQUISITION? WILL LYNN FRITZ STAY ON BOARD?
3. Lynn Fritz will provide his expertise to ensure a successful integration. His knowledge of the business is critical to the successful integration and UPS will make extensive use of his expertise.

         David Abney of UPS will head the business unit. Abney has been involved in the negotiations for the acquisition and comes to this job well prepared as the former President of SonicAir, UPS's subsidiary that provides best-flight-out services and services for the movement of critical parts. His expertise in logistics and in helping customers with time-sensitive deliveries will play a large role in the success of the business.

DO YOU ANTICIPATE ANY LAYOFFS OR CLOSINGS OF FACILITIES?
4. It's too early to discuss specific details. Our intent is to utilize UPS and Fritz's assets to create the highest value to the market and our customers. Fritz has some of the most knowledgeable employees in the industry and we intend to rely on their expertise to make the integration a success and to build this business.

HOW IS THIS GOING TO FIT WITH THE BROKERAGE OPERATIONS UPS ALREADY HAS?
5. Fritz's brokerage capabilities complement UPS's strong small package brokerage services. This powerful combination will allow UPS to offer a broader array of brokerage services to our customers, which is something the marketplace has been demanding.

WILL THIS CHANGE THE CONTRACTS/RELATIONSHIPS UPS HAS WITH FREIGHT FORWARDERS OTHER THAN FRITZ?
6. There are two aspects of your question. The UPS Airline will continue to provide capacity to the air freight forwarders who use its airplanes for lift. The second part is the existing agreements with third-party freight forwarders. We don't anticipate any immediate changes in our existing agreements and we'll continue to utilize all the resources necessary to best serve our customers.

Who are Fritz's largest customers and what benefits will Fritz's customers see as a result of the merger?

7. UPS and Fritz share a similar customer base, which we believe will make our integrated services very attractive. Large customers are looking to maximize the value of their supply chains and we believe that UPS's ability to provide them single-company capabilities will be unmatched. Those capabilities will extend beyond small package, logistics and brokerage to air and ocean freight forwarding. Fritz's customers include some of the most recognized leaders across a broad range of industries, including retail, high technology, telecommunications, pharmaceuticals, etc.

WHAT IS THE TIMETABLE FOR THE ACQUISITION?  FOR THE INTEGRATION?
8. There are a number of steps in the acquisition, which include getting the proxy statement mailed to Fritz's shareowners, the Fritz shareowner meeting and vote, plus customary regulatory reviews and approvals. I cannot give you an exact date upon which all of this will be completed but in general we expect to complete the acquisition during the second quarter of 2001.

     The integration will be completed as rapidly as possible so that UPS and Fritz, and their shareowners and customers, can enjoy the benefits of this acquisition as quickly as possible.

ARE ANY OF FRITZ'S EMPLOYEES UNIONIZED?  IF NOT WILL THEY BECOME UNIONIZED?
9.   It's our understanding that Fritz is a non-union company.

WILL FRITZ BECOME PART OF THE UPS LOGISTICS GROUP?
10. Although Fritz will work closely with the UPS Logistics Group as well as our small package customers, it will operate as a separate subsidiary.

UPS IS OFFERING A PREMIUM FOR THE STOCK. WHY IS THAT, ESPECIALLY GIVEN THAT FRITZ HAS NOT BEEN PERFORMING WELL LATELY?

11. We believe that there are numerous synergies that can be created as a result of the acquisition by leveraging the customer base of both companies and enhancing operating effectiveness. Fritz provides a global platform for air, ocean, and ground freight as well as brokerage services, which complements our abilities to provide complete supply chain solutions. We believe that Fritz's recent stock performance is not an accurate indication of the value that it brings to UPS.

HOW MANY CUSTOMERS DOES FRITZ HAVE AND WHAT ARE ITS ANNUAL REVENUES?
12. Fritz has a large global customer base and gross revenues in excess of $1.6B. Fritz's customers include some of the most recognized leaders across a broad range of industries, including retail, high technology, telecommunications, pharmaceuticals, etc.

IT'S MY UNDERSTANDING THAT FRITZ'S LARGEST BROKERAGE CUSTOMER IS FEDEX. HOW IS THAT GOING TO AFFECT THIS DEAL?

13. Fritz and FedEx have a contract for Fritz to provide brokerage services for import shipments into the United States and into selected international ports. The contract was for seven years and six years of that contract remain. We are aware that FedEx may be interested in terminating that contract and we will work with FedEx to come to a mutually satisfactory agreement.

HOW MUCH IS UPS PAYING FOR FRITZ? WHAT ARE THE TERMS OF THE ACQUISITION? IS THERE ANY STOCK INVOLVED?

14.  See Press Release

WHAT IS FRITZ'S MARKET SHARE? WHAT IS UPS' MARKET SHARE? AND WHAT WILL BE THE MARKET SHARE OF THE COMBINED COMPANIES?

15. With $1.6 billion in revenue, Fritz is clearly a leader in transportation, brokerage and logistics. Fritz's market services are complementary to UPS's. As a rule, we do not release market share statistics.

WILL THERE BE A TRANSITION TEAM? IF SO, WHAT WILL BE THE MAKEUP OF THAT TEAM?
16. A comprehensive team will be assigned to complete the integration. David Abney, of UPS, will head the business unit. Abney has been involved in the negotiations for the acquisition and comes to this job well prepared as the former President of SonicAir, UPS's subsidiary that provides best-flight-out services and services for the movement of critical parts. His expertise in logistics and in helping customers with time-sensitive deliveries will play a large role in the success of the business.

WHERE ARE FRITZ OFFICES?  WHERE ARE UPS'S BROKERAGE OFFICES?
17. Fritz has over 400 offices in 120 countries. UPS Customhouse Brokerage operates in nearly 80 port locations and 32 countries worldwide. Fritz and UPS Customhouse Brokerage are two of the largest Customs brokers in the world.

WILL FRITZ EMPLOYEES SEE CHANGES IN THEIR PAY OR BENEFITS?
18.  It's too early to discuss these specifics.

DOES UPS PLAN ON ACQUIRING OTHER BROKERAGES IN THE US OR INTERNATIONALLY?\
19. UPS is always looking to improve its service offerings. Future acquisitions to further meet our customers supply chain requirements are constantly being evaluated.

HOW DOES THIS IMPACT YOUR REVENUE TARGETS?
20.  See press release

WHICH SEGMENT WILL THIS BE REPORTED IN?
21.  This will be a subsidiary included in the non-package segment of UPS

WILL YOU BE UTILIZING THE UPS SALES FORCE TO SELL FORWARDING SERVICES?
22. Yes. The UPS sales force will be leveraged to identify opportunities for freight forwarding services. However, since forwarding services are unique, we also will utilize the freight forwarding expertise of Fritz's people.

HOW DO FRITZ'S CAPABILITIES COMPARE TO OTHERS SUCH AS DAEI (DANZAS AEI)?
23. Danzas AEI offers similar products as Fritz (air, ocean, logistics, brokerage and ground.) Fritz also has a superior global IT platform for air and ocean freight and customer communication. Fritz is a recognized leader in IT systems within the forwarding industry.

DOES UPS HAVE ANY FORWARDER IT CAPABILITIES? DOES THIS IMPACT THE INTEGRATION OF THE NEW IT PLATFORM?
24. Fritz's IT platforms, like UPS's, are best-in-breed. In particular, Fritz has several IT programs for the freight forwarding industry that will be very nice complements to UPS's IT infrastructure. We are very excited about the capabilities Fritz will provide.

ARE YOU DOING THIS TO FILL YOUR DOMESTIC OR INTERNATIONAL AIRCRAFT DUE TO SLOWING VOLUME?
25. No. What's driving this acquisition is that UPS customers have asked for a broader portfolio of services to fulfill more of their global supply chain and logistics needs. We believe that the acquisition of Fritz will significantly enhance our capability for our customers.

IS THIS IN RESPONSE TO DPWN ACQUIRING AEI?
26. No. Our strategy is to enable global commerce and further our ability to participate in the global supply chain. UPS is always evaluating new business opportunities and the acquisition of Fritz is a continuation of our strategy. Unlike the Deutsche Post, UPS has an integrated network in place.

ARE THERE LARGE OVERLAPS OF UPS CUSTOMERS AND FRITZ CUSTOMERS?
27. UPS has nearly 2 million customers. Certainly there is a shared customer base and Fritz's forwarding services are an excellent complement to our small package products.

WILL THIS DEAL BE ACCRETIVE?
27A. See press release

WILL YOU BE CHANGING THE NAME?
28. Fritz will continue to operate under its name for the immediate future. Long term, no decision has been made yet.

WHY DID YOU NEED THIS ACQUISITION?  WHY NOT BUILD?
29. The acquisition of Fritz gives UPS the opportunity to leverage our global footprint in the freight forwarding and brokerage areas much more quickly.

ARE THERE MORE FORWARDER ACQUISITION OPPORTUNITIES OR IS THE NETWORK COMPLETE?
30. UPS is always looking to improve our service offerings. Future acquisitions to further meet our customers supply chain requirements are constantly being evaluated.

YOU ALREADY HAVE A THIRD PARTY BROKERAGE, WHAT HAPPENS TO IT?
31. UPS non-package, or third party, brokerage operation will be integrated with Fritz's brokerage.

IS THIS A PLAY TO GET MORE SMALL PACKAGE BUSINESS?
32. UPS customers have asked us for a broader portfolio of service to fulfill more of their global supply chain needs. We believe that this new addition to our portfolio will continue to enhance our growth across all segments of our business.

WILL YOU USE FRITZ TO DO UPS SMALL PACKAGE BROKERAGE?
33. UPS will continue to provide brokerage for its small package business and will leverage the capabilities of Fritz and the UPS Customhouse Brokerage for the benefit of our customers.


====================================================================

ON JANUARY 10, 2001, UPS DISTRIBUTED THE FOLLOWING MEMORANDUM TO ITS MANAGEMENT, FOR FURTHER DISTRIBUTION TO EMPLOYEES CONCERNING THE PROPOSED TRANSACTION WITH
FRITZ:



Attached is a press release announcing UPS's agreement to acquire Fritz Companies, Inc., one of the world's leading freight forwarding, brokerage and logistics concerns.

At the time of UPS's Initial Public Offering (IPO), UPS indicated that one of its purposes in conducting the IPO was to be able to use a publicly traded security to make strategic acquisitions in important markets around the world. This acquisition is the first time that UPS will use its publicly traded shares for this purpose. The deal will involve a stock-for-stock merger in which Fritz shareholders will receive 0.200 shares of UPS Class B common stock in exchange for each share of Fritz common stock.

The acquisition, which is subject to customary closing conditions and regulatory approvals, will allow UPS to offer a broad, integrated portfolio for moving anything from small packages to heavy freight, by any mode of transport, along with a complete range of logistics services. The acquisition will not affect current weight limitations within UPS's existing system.

Freight forwarding, brokerage and logistics customers of Fritz will gain easier access to global supply chain management, service parts logistics and financial offerings through UPS.

Please post or otherwise make the Press Release available for review by all UPSers in your area of responsibility.

All UPS employees, management and non-management, should be reminded that they should not offer public comment, opinion or speculation about the information contained in the press release. All media inquiries should be directed to Corporate Public Relations at (404) 828-7123. All inquiries by financial analysts should be directed to Investor Relations at (404) 828-6059.

SUBJECT:          UPS uses stock to acquire Fritz Companies, Inc.

FOR:              All Employees

DATE OF USE:      January 10, 2001


INTRODUCTION:

For the first time, UPS is using its publicly traded stock to make a strategic acquisition. In a press release today, UPS said it had agreed to acquire Fritz Companies, Inc., one of the world's leading freight forwarding, brokerage and logistics concerns.


KEY POINTS:

- Ability to use publicly traded stock for acquisitions was primary purpose of IPO

- Acquisition allows UPS customers one-stop option for movement of packages and heavy freight anywhere around the world

-        Enhances UPS's complete range of supply chain services

-        Copy of press release is available for your review



CONCLUSION:

As reflected in the UPS Charter, our goal is to continue to be the pre-eminent global company in our industry. In order to achieve this goal, we will continue to anticipate changes in global market conditions and position UPS to take advantage of the opportunities they present.

One of the main purposes of our transformation into a public company was to allow the use of our publicly traded stock in making strategic acquisitions that strengthen our position in the global market.

Today's acquisition is the first application of this forward-looking strategy.

ON JANUARY 10, 2001, UPS DISTRIBUTED THE FOLLOWING DOCUMENT TO CERTAIN PERSONNEL TO ASSIST THEM IN ANSWERING QUESTIONS FROM UPS CUSTOMERS CONCERNING THE PROPOSED TRANSACTION WITH FRITZ:


CUSTOMER CALL SCRIPT - FINAL


You may have heard an announcement this morning about UPS' plans to acquire Fritz Companies Inc. It's exciting news for the UPS organization and our customers, so I wanted to share some specific details with you and answer any questions you might have.

Fritz is one of the world's leading providers of freight forwarding, logistics and customs brokerage services. It has a long-standing reputation for high-quality service and strong, global operational capabilities.

The acquisition of Fritz is an important step in our commitment to provide the most comprehensive portfolio of global services. It will enable us to better meet your global needs.

By adding Fritz's services to our own, we believe we can offer you unparalleled solutions. Specifically, we'll be able to broaden our customs brokerage and freight forwarding capabilities.

As far as day-to-day operations are concerned, we plan to keep our current freight forwarder relationships in place. We'll offer Fritz services to supplement your current offering. Providing you continued high-quality service is our first priority.

I believe this is a positive step in providing you the services that are vital to your business. I'll be happy to answer any questions you have.



(If asked, you may acknowledge that although we expect no changes in our current freight forwarder relationships, we are putting contingency plans in place to ensure continued service.)

ON JANUARY 10, 2001, UPS DISTRIBUTED THE FOLLOWING DOCUMENT TO EMPLOYEES OF ITS SUBSIDIARY, UPS LOGISTICS, CONCERNING THE PROPOSED TRANSACTION WITH FRITZ:


                                January 10, 2001

MEMO TO:          UPS Logistics Group Employees

FROM:             Dan DiMaggio

RE:               Fritz Acquisition


I am pleased to let you know that UPS announced today it has agreed to acquire Fritz Companies Inc., a leading provider of global freight forwarding, customs brokerage and logistics services. This marks the first time UPS has used its publicly traded stock to make a strategic acquisition.

The acquisition of Fritz is another step forward in fulfilling the UPS charge of enabling global commerce. It will broaden the company's customs brokerage and freight forwarding capabilities. We believe that these services, combined with those already offered by the UPS package delivery business, UPS Capital and UPS Logistics Group, will provide UPS customers unparalleled solutions.

Fritz has a long-standing reputation for high-quality service and a well-known brand in the industry. Its global reach and strong operational capabilities are a natural fit within the UPS organization.

With service offerings that complement the capabilities of UPS Logistics Group, Fritz will work closely with our group upon joining the UPS system. It will operate as a fellow subsidiary in the non-package segment of UPS.

As reflected in the UPS Charter, our goal is to be the pre-eminent global company in our industry. In order to achieve this goal, we will continue to anticipate changes in the global market conditions and position UPS to take advantage of the opportunities they present.

If you would like to read more about this exciting news, a copy of the press release is available at http://inside.upslogistics.com.

ON JANUARY 10, 2001, UPS DISTRIBUTED THE FOLLOWING DOCUMENT TO MANAGEMENT PERSONNEL OF ITS SUBSIDIARY, UPS LOGISTICS, CONCERNING THE PROPOSED TRANSACTION WITH FRITZ:

                                January 10, 2001


MEMO TO:          UPS Logistics Group Managers

FROM:             Dan DiMaggio

RE:               Fritz Acquisition

As I'm sure you've heard this morning, UPS has announced plans to acquire Fritz Companies Inc., a leading provider of global freight forwarding, customs brokerage and logistics services. This marks the first time UPS has used its publicly traded stock to make a strategic acquisition.

The acquisition of Fritz is another step forward in fulfilling the UPS charge of enabling global commerce. It will broaden the company's customs brokerage and freight forwarding capabilities. We believe that these services, combined with those of our package delivery business, UPS Capital and UPS Logistics Group, will provide UPS customers unparalleled solutions.

ABOUT FRITZ

Fritz has a long-standing reputation for high-quality service and a well-known brand in the industry. Headquartered in San Francisco, Fritz is the largest customs broker in the United States. It has 10,000 employees located in 400 locations throughout 120 countries. Its global reach and strong operational capabilities are a natural fit within the UPS organization.

Fritz also brings with it a sophisticated IT system called Global Business System, or GBS, which provides a full suite of applications for supply chain visibility. GBS is in the process of being implemented globally.

Although Fritz will work closely with UPS Logistics Group upon joining the UPS system, it will operate as a separate subsidiary in the non-package segment of UPS. An integration team, led by David Abney, will ensure a smooth transition process.


VENDOR IMPACT

Because we currently rely on the freight forwarding services of several vendors to meet our customers' needs, we highly value those relationships. They are vital to our role as a carrier-neutral network manager, and our intention is to continue to honor our current contracts with freight forwarders. Fritz services will be used to complement the current relationships to meet our customers' requirements. We plan to contact each of those vendors as soon as possible to communicate that important message to them.

CUSTOMER IMPACT

We are also contacting key customers by phone today to discuss the acquisition. We believe this will bring tremendous value to our customers, adding important capabilities to our overall solutions. Customers have been asking us for the very capabilities this acquisition will provide, so we expect positive reaction to this announcement.


Attached for your reference is a Q&A document prepared by UPS. These should help you answer any questions you may receive about the acquisition.

ON JANUARY 10, 2001, UPS DISTRIBUTED THE FOLLOWING DOCUMENT TO CERTAIN PERSONNEL CONCERNING THE PROPOSED TRANSACTION WITH FRITZ TO ASSIST THEM IN CONVERSATIONS WITH UPS VENDORS:


VENDOR CALL SCRIPT


You may have heard already the announcement this morning that UPS plans to acquire Fritz Companies Inc. In light of that announcement, I wanted to talk with you one-on-one to discuss the acquisition and any questions you might have.

First, let me emphasize that we value our working relationship with you and recognize how important your role is in helping us serve our customers. The services you provide are vital to fulfilling our customers' requirements.

Please know that our intention is to honor our current contracts. We'll call on Fritz's global capabilities to complement our current relationships to meet our customers' needs.

Our strategy is to be a network manager, and we will continue to select the best services for our customers' individual needs.


Just to give you a little more background about the decision to acquire Fritz...

You're probably already familiar with Fritz as a freight forwarder. They also offer global logistics and customs brokerage capabilities. The acquisition is an important next step in UPS' strategy of building additional competencies in the integration of goods, information and funds.


UPS and Fritz will be filing a joint proxy statement/ prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission. THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION, AND WE URGE INVESTORS TO READ THEM. Investors will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. PLEASE READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

ON JANUARY 10, 2001, UPS PLACED THE FOLLOWING INFORMATION CONCERNING THE PROPOSED TRANSACTION ON ITS WEB SITE:

================================================================================
                                                         UPS / Fritz Acquisition

                            UPS ACQUISITION OF FRITZ

                                JANUARY 10, 2001

1/10/01                                                                        1

                              SAFE HARBOR LANGUAGE

===============================================================================
                                                         UPS / Fritz Acquisition

"Except for historical information contained herein, the statements made in this release constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements include statements regarding the intent, belief or current expectations of UPS and its management regarding the company's strategic directions, prospects and future results, as well as statements relating to regulatory approvals required in connection with the proposed transaction, the prospects and financial condition of the combined operations of UPS and Fritz, the ability of the parties to successfully consummate the transaction and integrate the operations of the combined enterprises and other statements relating to future events and fnancial performance. Such forward-looking statements involve certain risk and uncertainties. Important factors may cause actual results to differ materially from those contained in forward-looking statements. These include the failure of the proposed transaction to be completed for any reason, the competitive environment in which UPS operates, economic and other conditions in the markets in which UPS operates, strikes, work stoppages and slowdowns, governmental regulation, increases in aviation and motor fuel prices, cyclical and seasonal fluctuations in operating results and other risks discussed in filings that UPS has made with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the fiscal year ended December 31, 1999, which discussions are incorporated herein by reference."


1/10/01                                                                        2

                                    CONTENTS
================================================================================
                                                         UPS / Fritz Acquisition



-        UPS Strategic Overview

-        Transaction Summary

-        Fritz Overview

-        Transaction Rationale

1/10/01                                                                        3

UPS'S MISSION IS TO ENABLE GLOBAL COMMERCE BY COMBINING THE MOVEMENT OF GOODS, INFORMATION, AND FUNDS. OUR GROWTH STRATEGIES FACILITATE THIS MISSION.
================================================================================
                                                         UPS / Fritz Acquisition


UPS GROWTH STRATEGIES

-        Expand leadership in core business

-        Continue international expansion

-        Provide comprehensive logistics and financial solutions

-        Leverage technology and e-commerce advantages

-        Pursue acquisitions and alliances


1/10/01                                                                        4

THE ACQUISITION OF FRITZ IS CONSISTENT WITH OUR GROWTH STRATEGIES AND ADDS ANOTHER CRITICAL COMPONENT TO OUR GLOBAL SUPPLY CHAIN OFFERING
================================================================================
                                                         UPS / Fritz Acquisition


- In response to customer needs, this acquisition gives us the ability to offer a broader portfolio of products to include air, ground, and ocean freight

-        Strengthens our global brokerage presence

- Allows UPS to offer the total transportation package for the movement of goods, information, and funds


1/10/01                                                                        5

FRITZ IS A GOOD FIT WITH UPS -- A KEY PIECE TO THE PUZZLE OF PROVIDING INTEGRATED SERVICES ACROSS THE SUPPLY CHAIN
================================================================================
                                                         UPS / Fritz Acquisition


   UPS Logistics                                           Forwarding
                                                         (Fritz & Unistar)

                              UPS Core

   UPS Capital                                          Technology


1/10/01                                                                        6

                                   [GRAPHIC]

UPS ACQUISITION OF FRITZ - TRANSACTION SUMMARY

================================================================================
                                                         UPS / Fritz Acquisition


-        Transaction Structure: Stock-for-stock merger; fixed exchange ratio

-        Transaction Value: Approximately $450 million

- Exchange Ratio: 0.200 shares of UPS Clss B Common stock for each share of Fritz common stock

-        Shares Issued by UPS:  Approximately 7.4 million shares of Class B
         Common Stock

-        Accounting Treatment: Purchase

-        EPS Impact: Non-dilutive in 2001, modestly accretive in 2002

- Voting Agreement: Lynn Fritz, who controls approximately 36% of Fritz's common stock, has agreed to vote in favor of the transaction

-        Tax Treatment: Tax-free to Fritz shareholders


1/10/01                                                                        7

THE TRANSACTION ROADMAP MOVING FORWARD IS ...
================================================================================
                                                         UPS / Fritz Acquisition


-        Approval Process

         - Review under Hart-Scott-Rodino; other customary regulatory approvals and closing conditions required

         -        Fritz shareholder vote required to approve the transaction

         -        Closing anticipated in the second quarter of 2001

-        Fritz becomes a wholly owned subsidiary of UPS

         -        Reporting to Joe Pyne - Senior VP Corporate Development

         - Dave Abney - new business unit manager; will work with Lynn Fritz during the integration


1/10/01                                                                        8

FRITZ COMPANIES INC. HAS A PROVEN TRACK RECORD OF PROVIDING QUALITY SERVICE ...
================================================================================
                                                         UPS / Fritz Acquisition


-        Headquarters in San Francisco, CA

-        Founded in 1933 by Arthur Fritz

- Total Revenue: $1.6 billion (gross); $620 million (net) for the year ended May 31, 2000

-        One of the largest customs brokers and forwarders in the world

-        Balanced global footprint

-        10,500 employees in 400 locations in 120 countries

-        9 million square feet of warehouse space

-        Attractive, global IT capability

1/10/01                                                                        9

       ... AND HAS BALANCED REVENUES ACROSS KEY TERRITORIES AND SERVICES
===============================================================================
                          FY 2000 NET REVENUE ($619 MM)   UPS/Fritz Acquisition
                                ($ in Millions)

        TERRITORIES                                     SERVICES
------------------------------               ------------------------------
United States -   $323 - 52.1%               Customs Brokerage          30%
Canada        -   $ 53 -  8.6%               Air Freight                28%
Europe        -   $102 - 16.5%               Ocean Freight              21%
China         -   $ 43 -  6.9%               MM&D*                      21%
Singapore     -   $ 11 -  1.8%
Other Asia    -   $ 48 -  7.7%
Latin America -           6.4%

                   Note:   Measured as a % of total net revenue
                           *MM&D - Materials Management & Distribution


1/10/01                                                                       10

             FRITZ OFFERS HIGHLY ATTRACTIVE BROKERAGE AND FORWARDER
          CAPABILITIES THAT ARE COMPLEMENTARY TO UPS'S CORE STRENGTHS
===============================================================================
                                                         UPS / Fritz Acquisition


   FRITZ CAPABILITIES                            UPS STRENGTHS
--------------------------                   ---------------------
-   Global coverage                          -   Management skills

-   Diverse and attractive                   -   Expertise in IT
    customer base
                                             -   Financial strength
-   Broad product portfolio
                                             -   Core business
-   Global Forwarding
    Systems                                  -   Large base of customers

-   Market leadership                        -   Global footprint

-   Industry expertise                       -   Premier brand


1/10/01                                                                       11

       FRITZ'S PLATFORM WILL PROVIDE SIGNIFICANT EXPANSION OPPORTUNITIES
                              FOR THE UPS NETWORK.
===============================================================================
                                                           UPS/Fritz Acquisition


-   Revenue opportunities for UPS directed from forwarding into

    -   UPS Logistics

    -   UPS Small Package

- Revenue opportunities for the forwarder comes from UPS driving new business into

    -   Brokerage

    -   Forwarding products

-   Additional revenue synergies

    -   UPS Capital

    -   Air Cargo

    -   Opportunities due to recent awarding of China air rights


1/10/01                                                                       12

             UPS MANAGEMENT EXPERTISE EXPECTED TO PROVIDE OPERATING
                         MARGIN IMPROVEMENTS THROUGH ...
===============================================================================
                                                         UPS/Fritz Acquisition


-   Improving operating efficiencies

-   Utilizing excess capacity

-   Leveraging IT capabilities

-   Integrating brokerage services


1/10/01                                                                       13

         GIVEN THESE BENEFITS, THE COMPLEMENTARY STRATEGIES, AND OVERALL
                        GROWTH STRATEGIES, UPS EXPECTS TO
===============================================================================
                                                           UPS/Fritz Acquisition


-   Provide a broader portfolio to our customers

- Create a platform for launching additional new products

-   Grow profitably


1/10/01                                                                       14